Filed Pursuant to Rule 433

Registration No. 333-158663

GWM INVESTMENT MANAGEMENT & GUIDANCE	January 2011

Market-Linked Investments can help you meet your financial objectives by allowing you to implement investment strategies that fit your specific risk/return profile.

As alternatives to traditional investments, Market-Linked Investments can serve as important components of your asset allocation and can help you achieve a wide range of investment objectives. They can also potentially reduce the downside risk of your portfolio. Market-Linked Investments may also enhance your portfolio’s return potential through targeted exposure to a variety of underlying market measures or assets, including equity indices, stocks, interest rates, currencies and commodities. Investing in Market-Linked Investments does involve risk, like any other security.

The purpose of this publication is to help you understand the characteristics of Market-Linked Investments, as well as some of the factors that you should consider when buying a Market-Linked Investment. This publication also answers some of the questions that you may have about Market-Linked Investments, including:

■  What are Market-Linked Investments?

■  How can Market-Linked Investments play a role in my investment strategy?

■   What are the main types of Market-Linked Investments?

■   What are some of the risks of Market-Linked Investments?

What Are Market-Linked Investments?

Generally, Market-Linked Investments are securities whose performance and value are derived from, or based on, one or more underlying market measures or assets. Such market measures or assets may include equities (such as the S&P 500® Index or the stocks of particular companies), commodities or commodity indices (like the Dow Jones-UBS Commodity IndexSM) or the prices of various commodities futures contracts, currency exchange rates and interest rates. Most Market-Linked Investments are bonds and have a fixed maturity date (for example, 12 months, two years or five years from the date of issuance). You can purchase Market-Linked Investments in a new issue offering made by the issuing company or in the secondary market.

Because the returns on Market-Linked Investments depend upon the performance of a market measure or asset, many Market-Linked Investments do not make periodic interest payments. Unless the Market-Linked Investment provides for a specific downside market protection feature, you may receive less than the original amount invested or the principal amount at maturity. The return at maturity of a Market-Linked Investment will depend on the performance of the market measure or asset, and the amount payable at maturity may be less than the original offering price or the price that you paid for it. As with many traditional debt securities, all payments due on Market-Linked Investments are subject to the issuer’s credit risk and ability to make the required payments, if any, when due.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation.

Investment products provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of Bank of America Corporation.

© 2010 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

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How Can Market-Linked Investments Play a Role in My Investment Strategy?

You can use Market-Linked Investments to create a portfolio that addresses a wide variety of market views. For example, if you believe that equity markets are going to rise over a given time period, you may increase your potential returns by investing in Market-Linked Investments with leveraged returns linked to the performance of the equity markets. You thereby increase your upside exposure to that positive movement but keep a 1:1 (unlevered) downside risk if equity markets decline. Some levered Market-Linked Investments are subject to a cap on the return. On the other hand, if you wish to maintain your exposure to equities but have concerns that equity markets will decline, you could invest in a Market-Linked Investment that provides some upside exposure to a rise in equity markets but offers some protection of principal in case of decline.

Market Downside Protection Snapshot

■   Opportunity: Offers protection against potential market declines.

■    Benefits: Full or partial market downside protection for investments across a variety of market measures and asset classes. Participation in increases in value of the underlying market measure or asset.

■   Risks include: Subject to issuer credit risk; provides limited liquidity in the secondary market; uncertain tax consequences; upside capped; may protect only a portion of the investment.

■   Term: Maturities typically range from one to seven years.

However, you should be aware of and be able to bear the risks of the investment if the market measure or asset to which your Market-Linked Investment return is linked does not perform as expected. Your investment may result in a loss. You must also be willing to assume the credit risk of the issuer. In addition, you should be aware that you may not be able to sell the Market-Linked Investment before its maturity date, and if you are able to sell it in the secondary market, you may receive less than you paid for it.

What Are the Main Types of Market-Linked Investments?

Market-Linked Investments can provide a combination of features to fit your investment objectives. Common types of Market-Linked Investments include:

Market Downside Protection. Market Downside Protected Investments can help you achieve your medium- to long-term investment goals by offering full or partial protection against decreases in the value of the underlying market measure or asset.

Enhanced Income. Enhanced Income Market-Linked Investments offer interim fixed or variable coupon payments that are potentially greater than the yield of a direct investment in the underlying market measure or asset. In exchange for receiving current income, Enhanced Income Market-Linked Investments limit the degree to which you benefit from the upside performance of the underlying market measure or asset, and typically will result in a lesser return to you than a direct investment in the underlying market measure or asset if the value of the underlying market measure or asset increases greatly.

Enhanced Income Market-Linked Investments generally do not include a market downside protection feature. As such, on the maturity date, depending on the performance of the underlying market measure or asset, you may lose part or all of your investment.

Market Downside Protected Investments provide you with the opportunity to participate in potential gains (typically capped at a certain return) from a particular market measure or asset (such as the S&P 500® Index, sector indices or currency exchange rates), and protect the amount that you invested against decreases in that market measure or asset if the investment is held to maturity. However, as with any debt security, you should be aware that a Market Downside Protected Investment is subject to the issuer’s credit risk. In other words, any payments due on a Market Downside Protected Investment depend on the issuer’s ability to make the required payments, if any, when due. Market Downside Protected Investments may not be repaid if the issuer files for bankruptcy or defaults on its obligations.

Enhanced Income Snapshot

■   Opportunity: Offers enhanced income during the term of the investment.

■    Benefits: Shorter-term investments that can be integrated into your portfolio without tying up assets.

■   Risks include: Often limits the degree to which you benefit from upside performance of the underlying market measure or asset. Bears downside risk of underlying market measure or asset on a 1:1 basis. Investment may result in a loss of principal.

■   Term: Maturities typically range from nine to 24 months.

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Market Access. Market Access Market-Linked Investments can provide exposure to specific market sectors, asset classes and/or investment strategies that may not be readily available through traditional investment alternatives. The returns from Market Access Market-Linked Investments are tied to the performance of the underlying market measure or asset. As such, subject to fees, the returns will generally reflect any increases or decreases in the value of the underlying market measure or asset. In certain instances, Market Access Market-Linked Investments may also provide interim coupon payments. These investments do not include a market downside protection feature.

    Enhanced Return Snapshot

■   Opportunity: Enhanced return based on the performance of the underlying leveraged market measure or asset, and may be structured to reflect a bullish or bearish market outlook.

■   Benefits: Because the investments can be linked to a variety of underlying assets, they can provide you with the opportunity to diversify your portfolio.

■    Risks include: As these investments do not generally offer market downside protection and do not assure full repayment of principal at maturity, investors may lose part or all of their investment.

■   Term: Maturities typically range from one to five years.

     Market Access Snapshot

■   Opportunity: One-for-one participation in any positive or negative return generated by the underlying market measure or asset, subject to fees.

■   Benefits: Because the investments can be linked to a variety of underlying assets, they enable you to diversify your portfolio.

■    Risks include: As these investments do not generally offer market downside protection and do not assure full repayment of principal at maturity, investors may lose part or all of their investment.

■   Term: Maturities typically range from one to three years.

Special Note

It is important to understand that many factors (for example, the value and volatility of the underlying market measure or asset, economic and other conditions, changes in interest rates in general, and the time remaining to maturity of the investment) can affect the trading value and return on a Market-Linked Investment, especially if the investment is sold before its maturity date. The price at which you may be able to sell a Market-Linked Investment in the secondary market may not reflect the value of that investment if you held it until its maturity date, and you may not be able to realize any positive gains in the performance of the underlying market measure (and in certain cases you may lose your principal invested) if you sell your investment before its maturity. In some cases, the secondary market for an offering may be limited, which may reduce the price you receive if you attempt to sell your investment before maturity. It is important to bear in mind that secondary market prices for a Market-Linked Investment may be higher or lower than the original offering price or the price that you paid for the investment.

The categorization above is meant solely for informational purposes and is not intended to represent any particular Market-Linked Investment or guarantee the performance of any particular Market-Linked Investment. Certain Market-Linked Investments in each of these categories may have overlapping characteristics.

Enhanced Return. Enhanced Return Market-Linked Investments offer investors the potential to receive better-than-market returns on the performance of the underlying market measure or asset. They can be used to generate positive returns in a flat to moderately positive market environment (or in the case of bearish investments, a flat to moderately negative environment). Some investments may provide returns that are a multiple of the performance of the underlying market measure or asset through leveraged exposure at maturity, up to a maximum amount. As these investments do not generally offer market downside protection and do not guarantee full repayment of principal at maturity, investors may lose part or all of their investment.

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What Are Some of the Risks of Market-Linked Investments?

There are important differences between Market-Linked Investments and traditional debt securities. Despite carrying risks similar to traditional debt securities, Market-Linked Investments also carry risks specific to their structure. Some of these risks are:

Credit risk. Any payments due on Market-Linked Investments, including market downside protected investments, like any debt instrument, are subject to the credit risk of the issuing company. The issuing company may be unable to make the required payments if it files for bankruptcy or is unable satisfy its liabilities. As a result, you could lose your entire investment, even if the underlying market measure or asset performs well. Negative changes in the issuing company’s credit ratings may also decrease the market value of a Market-Linked Investment.

Loss of principal invested. Your return on a Market-Linked Investment depends on the performance of the market measure or asset to which the particular investment is linked. If the underlying market measure or asset does not perform as you had expected, you could experience lower returns than anticipated and lose some or all of your principal investment.

Potentially lower returns than bonds or other traditional debt securities. Your investment return, if any, may be less than the return of a bond or traditional debt security of the same issuer with a comparable maturity.

Limited secondary market liquidity. You may not be able to sell your Market-Linked Investment before its maturity date. If you are able to sell the Market-Linked Investment in the secondary market, you may receive less than you paid for it.

Uncertain tax consequences. The tax treatment for Market-Linked Investments will depend upon a variety of factors, including the structure of the specific investment, and can be uncertain. You should consult with your own tax advisor before investing.

Conflicts of interest. Merrill Lynch earns compensation for distributing and developing Market-Linked Investments, and may engage in trading or hedging activities for its own account, which may result in profits or losses to it. Additionally, the issuer, such as Bank of America, will receive proceeds from the offerings.

IMPORTANT NOTICE: Various issuers, including Bank of America Corporation, have filed registration statements, including prospectuses, with the Securities and Exchange Commission (“SEC”) for the potential offerings to which this communication relates, and which are available to clients of Merrill Lynch. Before investing, you should carefully read these and other documents filed with the SEC for more complete information about the particular issuer and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch will arrange to send you these documents relating to any of these offerings if you so request by calling Merrill Lynch toll-free 1-866-500-5408.

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